TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2014 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2014 Fourth-Quarter and Full-Year Results Include:
·	Income of $777.2 million in fourth quarter and $2,870.7 million in full year
·	Full-year free cash flow of $536.5 million
·	Shipyard revenues improve 61.6 percent and operating profit increases 24.2 percent in full year due to greater utilization of installed capacity
·	Maritime fleet utilization at 90.0 percent in full year

(Mexico City, February 27, 2015) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the fourth quarter and full year of 2014.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “In 2014, the Company maintained its focus on profitable operations and the optimization of administrative and operating costs despite short- and medium-term economic changes in the markets in which we operate.

“The Company remains very optimistic of our industry over the long term and continues to explore ways to create long-term value for our shareholders. In this regard, we believe Mexican Energy Reform will provide opportunities for us to increase our fleet. We also continue to explore ways to strengthen our balance sheet and reduce debt.”

FOURTH-QUARTER AND FULL-YEAR 2014 OPERATING AND FINANCIAL RESULTS
Compared to the same periods last year, consolidated revenues in the 2014 fourth quarter and full year increased 8.1 percent and 1.1 percent, respectively, mainly attributable to higher revenues at the Maritime segment in both periods.

Fourth-quarter 2014 consolidated operating profit was $178.8 million, excluding the impact of the change in accounting policy for valuation of vessels, compared to $124.1 million in the same period last year, mainly due to the supplemental proceeds from the sale of an asset, partially offset by higher costs in the Maritime segment compared to last year.  In the 2014 full year, consolidated operating profit was $686.8 million, excluding the impact of the change in accounting policy for valuation of vessels, compared to $417.3 million in the same period of 2013, mainly due to the sale of an asset, partially offset by costs associated with new liner cabotage service in the 2014 period.

In the 2014 fourth quarter, other income net was $80.4 million, which included $96.6 million in proceeds from the sale of an asset, partially offset by the contribution of an asset to a new business for $16.0 million, compared to 2013 fourth-quarter other income net of $31.6 million. In the 2014 full year, other income net was $357.2 million, which included $359.0 million in proceeds from the sale of an asset, partially offset by the contribution of an asset to a new business for $16.0 million, compared with other income net of $64.0 million in the 2013 period.

Fourth-quarter 2014 consolidated EBITDA was $325.7 million compared to $269.4 million for the same period last year. In the 2014 full year, consolidated EBITDA was $1,287.0 million compared to $1,002.9 million for the same period of 2013.

Year over year, Maritime revenues grew $52.2 million in the 2014 fourth quarter compared to the same period last year, due mainly to higher revenues in the offshore segment of $52.8 million, in harbor tug of $2.1 million, in shipyard of $3.6 million as the result the optimization of contracts, and in new liner cabotage service of $11.9 million. However, chemical tanker and product tankers revenue declined in the 2014 fourth quarter compared to last year, attributable to lower transported volume and lower utilization, respectively.

Year over year, Maritime revenues grew $71.3 million in 2014 compared to 2013 due mainly to improved rates in offshore and product tankers of 1.5 percent and 5.4 percent respectively. Additionally, harbor tug revenue improved 7.1 percent due to increased LNG service calls, shipyard revenue grew 61.6 percent due to new contracts with higher average income and maximum utilization, and new liner cabotage service added revenues of $38.3 million. These gains were partially offset by a 22.2 percent decline in chemical tanker revenues due to lower transported volume.

Comparing the 2014 fourth quarter with the same period of 2013, Maritime operating profit decreased 8.8 percent from $117.1 million to $106.8 million, excluding the impact of the change in accounting policy for valuation of vessels, mainly attributable to the start-up costs associated with the new liner cabotage service. For the full year of 2014, Maritime operating profit declined 7.6 percent to $478.6 million from $517.8 million in 2013, excluding the impact of the change in accounting policy valuation of vessels, again due mainly to start-up costs associated with the new liner cabotage service. Additionally, 2014 Maritime operating profit was negatively impacted by lower utilization and the conversion of one offshore vessel and the additional lease of one tug at harbor tugs.

Fourth-quarter 2014 Maritime EBITDA decreased 3.7 percent to $247.4 million compared to $256.8 million in the same period of 2013. Fourth-quarter EBITDA margin was 35.7 percent in the 2014 period compared to 40.1 percent in the 2013 period. In the full-year periods, 2014 Maritime EBITDA decreased 2.2 percent to $1,056.1 million compared to $1,080.1 million last year. Full-year EBITDA margin was 41.8 percent in 2014 and 44.0 percent in 2013.

Ports and Terminals revenues increased 0.3 percent in the 2014 fourth quarter compared to the same period of 2013, primarily attributable to an increase in cruise ship calls, the addition of a shipping line to the Mexican Pacific and increased car volume at Acapulco, partially offset by lower revenues in the Automotive segment, as well as at the Tuxpan and Tampico operations. Comparing the 2014 full year to the same period of 2013, Ports and Terminals revenues decreased 16.8 percent due mainly to a decline in Automotive segment operations and lower exports to South America and Asia, partially offset by an increase in cruise ship calls.

Ports and Terminals operating profit decreased $5.0 million in the 2014 fourth quarter compared to the same period of 2013 mainly attributable to reduced revenues in Tuxpan and Tampico due to lower volumes, as well as increased costs at maintenance and repair operations. During the 2014 full year, Ports and Terminals operating profit decreased $31.5 million compared to the 2013 full year due to higher maintenance, rent and repair costs, as well as lower volumes in port operations, partially offset by increased revenues at Agencies due to more cruise calls.

Ports and Terminals EBITDA for the 2014 fourth quarter decreased to $9.3 million compared to $15.7 million in same period of 2013. During the full year of 2014, Ports and Terminals EBITDA was $46.6 million compared to $55.5 million in the full year of 2013. EBITDA margin for the full years of 2014 and 2013 was 16.8 percent.

DEBT
As of December 31, 2014, TMM’s total net debt was $10,245.2 million. The Company paid approximately $703.2 million of its Trust Certificates debt, including capital and interest, as of December 31, 2014. Of TMM’s total debt, $926.3 million, or 8.4 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/13	As of 12/31/14
Mexican Trust Certificates (1)	$9,880.2	$9,900.9
Other Corporate Debt	1,010.4	1,087.3
Total Debt	$10,890.6	$10,988.2
Cash	895.0	743.0
Net Debt	$9,995.6	$10,245.2

*Book Value
(1) 20-year term, non-recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

CHANGE IN ACCOUNTING POLICY VALUATION OF VESSELS
In December 2014, the Company adopted a revaluation model for its vessels pursuant to IAS 16 "Property, Plant and Equipment". In accordance with this provision, the revalued model for most of the Company’s vessels are determined by market values calculated by external professional appraisers and other valuation techniques. The frequency of these revaluations will be based on changes in fair values, i.e., when these values differ materially from their book values. In accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" the implementation of this model is recognized prospectively. The Company believes this change in accounting policy provides more reliable and relevant information on the values of its vessels and related transaction information, as is based upon by actual events in 2014 which are considered by the Company to have had a significant effect on the value of Company’s assets, including, but not limited to: i) the actual behavior of oil prices and ii) energy reform enacted by Mexican Federal Government. According to IAS 16, the revaluation is included in the Statement of Income and Capital Gains as Stockholders Revaluation Surplus.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	December 30,	December 31,
	2014	2013

Current assets:
Cash and cash equivalents	743.0	895.0
Accounts receivable
Accounts receivable - Net	782.0	563.3
Other accounts receivable	947.5	170.5
Prepaid expenses and others current assets	152.2	138.8
Non-current assets held for sale	173.3	186.6
Total current assets	2,798.0	1,954.3
Property, machinery and equipment	12,895.4	12,472.2
Cumulative Depreciation	(3,868.2)	(3,409.8)
Property, machinery and equipment - Net	9,027.2	9,062.5
Other assets	309.5	214.2
Deferred taxes	798.3	948.4
Total assets	12,933.0	12,179.4

Current liabilities:
Bank loans and current maturities of long-term liabilities	918.6	636.6
Suppliers	371.8	241.9
Other accounts payable and accrued expenses	633.6	524.6
Liabilities directly associated with non-current assets held for sale	82.5	122.7
Total current liabilities	2,006.6	1,525.7
Long-term liabilities:
Bank loans	344.4	511.9
Trust certificates debt	9,725.1	9,742.1
Other long-term liabilities	201.9	198.6

Total long-term liabilities	10,271.4	10,452.6
Total liabilities	12,278.0	11,978.4

Total stockholders´ equity	655.0	201.0

Total liabilities and stockholders´ equity	12,933.0	12,179.4
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013

Ports and Terminals	66.4	66.2	276.9	332.7
Maritime	692.2	639.9	2,526.6	2,455.3
Corporate and others	18.7	12.7	67.2	50.6
Revenue from freight and services	777.2	718.8	2,870.7	2,838.5

Ports and Terminals	(57.1)	(50.5)	(230.4)	(277.2)
Maritime	(444.7)	(383.1)	(1,470.5)	(1,375.2)
Corporate and others	(15.9)	(12.0)	(64.9)	(50.4)
Cost of freight and services	(517.8)	(445.6)	(1,765.8)	(1,702.7)

Ports and Terminals	(4.3)	(3.6)	(15.1)	(14.6)
Maritime	(428.9)	(139.7)	(865.8)	(562.3)
Corporate and others	(1.9)	(2.1)	(7.5)	(8.7)
Depreciation and amortization	(435.1)	(145.3)	(888.4)	(585.6)

Corporate expenses	(14.3)	(35.3)	(175.2)	(196.9)
Ports and Terminals	5.0	12.1	31.5	40.9
Maritime	(181.5)	117.1	190.3	517.8
Corporate and others	0.9	(1.4)	(5.3)	(8.5)
Other (expenses) income - Net	80.5	31.6	357.2	64.0
Operating (loss) income	(109.4)	124.1	398.6	417.3
Financial (expenses) income - Net	(197.6)	(216.6)	(831.4)	(904.9)
Exchange gain (loss) - Net	(41.1)	2.8	(66.3)	4.4
Net financial cost	(238.7)	(213.8)	(897.7)	(900.5)
Loss before taxes	(348.1)	(89.7)	(499.1)	(483.3)
Provision for taxes	4.0	(0.8)	(4.7)	(4.7)

Net loss before discontinuing operations	(344.1)	(90.5)	(503.8)	(487.9)
(Loss) income from discontinuing operations	(3.5)	14.3	(43.0)	(63.5)
Net loss for the period	(347.6)	(76.1)	(546.8)	(551.4)

Attributable to:
Minority interest	4.3	2.0	2.5	5.0
Equity holders of GTMM, S.A.B.	(351.9)	(78.1)	(549.3)	(556.4)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(3.4)	(0.8)	(5.4)	(5.4)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(3.4)	(0.8)	(5.4)	(5.4)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Year ended
	December 31,		December 31,
	2014	2013	2014	2013

Cash flow from operation activities:
Net loss before discontinuing operations	(344.1)	(90.5)	(503.8)	(487.9)
Charges (credits) to income not affecting resources:
Depreciation & amortization	454.4	163.7	966.4	667.0
Other non-cash items	142.2	196.9	476.5	846.4
Total non-cash items	596.6	360.5	1,442.9	1,513.4
Changes in assets & liabilities	(172.8)	16.1	(251.6)	(97.5)
Total adjustments	423.8	376.6	1,191.3	1,415.9
Net cash provided by operating activities	79.7	286.2	687.5	928.0

Cash flow from investing activities:
Proceeds from sales of assets	8.3	(23.6)	104.4	32.2
Payments for purchases of assets	(94.6)	(257.7)	(159.7)	(278.9)
Net cash used in investment activities	(86.4)	(281.3)	(55.3)	(246.7)

Cash flow provided by financing activities:
Short-term borrowings (net)	27.0	(11.6)	11.4	(11.6)
Repayment of long-term debt	(45.0)	(51.7)	(920.4)	(1,029.2)
Proceeds from issuance of long-term debt	61.1	161.7	108.1	165.1
Net cash provided by (used in) financing activities	43.1	98.5	(800.9)	(875.7)
Exchange losses on cash	13.1	(0.3)	16.7	0.4
Net increase (decrease) in cash	49.5	103.1	(152.0)	(194.0)
Cash at beginning of period	693.5	791.9	895.0	1,089.0
Cash at end of period	743.0	895.0	743.0	895.0
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.